SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K/A
                               (Amendment No. 1)

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        Quarter ended December 31, 1998


                              PeakSoft Corporation
                              --------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Corporation
(Registrant)

Date  March 8, 1999

(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer

THIS AMENDMENT NO. 1 TO REPORT ON FORM 6-K ("AMENDMENT") AMENDS FORM 6-K FILED BY THE REGISTRANT ON MARCH 10, 1999. THE PURPOSE OF THIS AMENDMENT IS TO CORRECT THE AMOUNT OF SALES SHOWN ON THE CONSOLIDATED STATEMENT OF OPERATIONS FOR THE PERIOD ENDED DECEMBER 31, 1998.

                               PEAKSOFT CORPORATION























                              First Quarter Report

                  For the three months ended December 31, 1998

LETTER TO SHAREHOLDERS

1998 was a pivotal year for PeakSoft, inasmuch as the Company overcame major obstacles to potential growth. Early in the year, we recognized that the Company's focus had to be re-evaluated. PeakSoft had been positioned to address the usual technology retail channel. This market typically requires large amounts of capital and a long time to achieve growth and profitability. The dynamics of the retail channel continue to change. This last year witnessed the growth of electronic commerce and a more efficient and profitable electronic software distribution model.

In our evaluation, we recognized that we had to take a completely new approach. We stepped backed, took a fresh look at the Company and the market opportunities presented by the Internet. It was clear that we needed to reduce our debt, to improve our capital structure, and to revise our business model. Our objective was to reduce operating and fulfillment costs, to improve cash flow, to increase sales and to re-define the focus of the Company. We developed and are implementing this plan of action.

During the year, the Company redirected the sales activity focus of its utility products toward e-commerce and strategic alliances, such as Real Networks, Symantec and others. The results of this are reduced costs, improved cash flow, and increased sales. We also opened the PeakStore for direct electronic sales. At the same time the Company is developing new solutions for the Internet, Intranets, Extranets, and e-commerce. A pre-release version and a Web site for a new solution, LawTrack, were announced during the quarter. Subsequent to the end of the quarter a pre-release version and a Web site for an another new solution, RealtyTracer, was announced.

Subsequent to the end of the first quarter, the Company received conditional regulatory approval of the debt conversion approved by the shareholders on December 15, 1998, which reduces long debt of the Company by 93 %. The conversion makes Westgate International LP and The Liverpool Limited Partnership, our largest shareholders (in the high 40% range if their respective holdings are totaled). Elliott and Associates, a $1.4 billion fund in New York represents both entities. The shareholders also voted in favor of a 1 for 8 share consolidation in the same meeting and name change to PeakSoft Multinet Corp., which was subsequently approved by The Alberta Stock Exchange on February 18, 1999. Trading on the Alberta Stock Exchange commenced under the new name and trading symbol PKS February 22, 1999.

During the quarter the Company negotiated a $350,000 US accounts receivable line of credit with Silicon Valley Bank. In addition the Company obtained an additional $500,000 US in operating capital subsequent to end of the quarter.

Sales in December lead management to believe that the redefined focus of the Company will be successful.

The Company is in the final stages of a listing on The OTC BB.


Sincerely yours,


/s/ Timothy Metz
-----------------
    TIMOTHY W. METZ
    Chief Operating Officer
    February 26, 1999

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


PEAKSOFT CORPORATION

Consolidated Balance Sheet
(Prepared by Management - unaudited)
December 31, 1998 and 1997
--------------------------------------------------------------------------------
                                              1998              1997
--------------------------------------------------------------------------------

                                            (in Canadian dollars)

Assets
Current assets:

Cash                                       $      --      $   247,556
Funds held in escrow                              --          154,350
Accounts receivable                             88,921        156,668
Inventories                                     43,373         66,246
Prepaids and deposits                           21,098         85,667
--------------------------------------------------------------------------------
                                               153,392        710,487

Capital Assets                                  98,264        204,258
Acquired research and development                 --          616,724
Investment in InfoBuild                        284,000           --
--------------------------------------------------------------------------------
                                           $   535,656    $ 1,531,469
--------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Bank indebtedness                          $     5,660    $      --
Accounts payable and accrued liabilities     1,235,457        760,090
Deferred revenue                                  --           77,252
Reserve for returns & allowances                  --           52,461
Current portion of long-term debt                 --            6,678
Current portion of obligations under
   capital leases                               32,950         23,887
--------------------------------------------------------------------------------
                                           $ 1,273,707    $   920,328

Long-term debt                                    --        1,380,991
Obligations under capital leases                18,702         39,945


Shareholder's equity:

Share capital                                8,781,227      6,465,358

Accumulated deficit                         (9,537,980)    (7,274,153)
--------------------------------------------------------------------------------
                                           $   535,656    $ 1,531,469
--------------------------------------------------------------------------------

PEAKSOFT CORPORATION

Consolidated Statement of
Operations and Deficit
(Prepared by Management - unaudited)
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                              Three months
                                         Quarter         Quarter
                                          ended           ended
                                       Dec. 31, 1998   Dec. 31, 1997
                                       -------------   -------------

                                           (In Canadian dollars)

Sales                                  $   148,029    $   200,210

Cost of goods sold                           8,096         62,478
--------------------------------------------------------------------------------
                                           139,933    $   137,732

Operating Expenses:

General and administration                 299,059        137,732

Selling and marketing                       91,724        434,374

Research and development                    78,682        180,413

Amortization                                12,741        253,734
--------------------------------------------------------------------------------
                                           482,206      1,249,047
--------------------------------------------------------------------------------

Loss before extraordinary item         $  (342,273)   $(1,111,315)
--------------------------------------------------------------------------------

Recovery of expenses from settlement
    of liabilities                            --          252,562


Loss for the quarter                      (342,273)      (858,753)


Deficit, beginning of period           $(9,195,707)    (6,415,400)
--------------------------------------------------------------------------------
Deficit, end of period                  (9,537,980)   $(7,274,153)
--------------------------------------------------------------------------------



Loss per common share                        (0.02)         (0.05)
--------------------------------------------------------------------------------

PEAKSOFT CORPORATION

Statements of Changes in Financial Position
(Prepared by Management - unaudited)
December 31, 1998 and 1997
--------------------------------------------------------------------------------
                                         Quarter         Quarter
                                          ended           ended
                                       Dec. 31, 1998   Dec. 31, 1997
                                       -------------   -------------


                                          (In Canadian dollars)

Cash provided by (used in):

Operations:

Net earnings (loss)                    $   (342,273)  $  (858,753)

Items not involving cash:

          Amortization                       12,741       253,734
          Change in non-cash operating
               working capital              160,440        60,934
--------------------------------------------------------------------------------

                                           (169,092)     (665,953)

Financing:

Funds transferred to escrow                    --        (154,350)


Repayment of long-term debt                    --          (8,258)
Obligation under capital leases              (9,937)       (2,729)
Decrease in obligation to issue shares         --        (399,900)
Issuance of share capital                   155,603       512,144
--------------------------------------------------------------------------------

                                            145,666       (53,093)

Investments:

Purchase of capital assets                   (5,058)     (104,764)
--------------------------------------------------------------------------------

Increase (decrease) in cash                 (28,484)     (823,810)
Cash, beginning of period                    22,824     1,071,366
--------------------------------------------------------------------------------
Cash, end of period                    $     (5,660)   $  247,566
--------------------------------------------------------------------------------

QUARTERLY REVIEW

The first quarter of fiscal 1999 shows a continuation of expense cutbacks in all areas of operations. Net loss for the quarter ended December 31, 1998 decreased from CDN $858,753 in the comparable period in 1998, to CDN $342,273 a decrease of CDN $516,480. The decrease is due primarily to significant decreases in selling and marketing, research and development, and amortization costs for the quarter.

Revenue decreased from CDN $200,210 in the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $148,029 a decrease of CDN $52,181. The decrease is due primarily to the implementation of the Company's redefined selling and marketing focus. There was a significant increase in sale during December. While gross sales were down, net sales (gross sales minus costs of goods sold) were up from CDN $137,732 for the quarter ended December 31, 1997 to CDN $139,933 in the comparable period in 1998 an increase of CDN $2,201. The increase was due to the continued reduction in costs of goods sold.

General and administration expenses decreased from CDN $380,526 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $299,059 a decrease of CDN $81,467. The decrease is due primarily to management's continued reduction in non-essential expenses.

Amortization expenses decreased from CDN $253,734 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $12,741 a decrease of CDN $240,993. The decrease is due primarily to the research and development that was acquired from Chameleon Bridge Technologies Corp., which was capitalized according to Canadian GAAP, and was fully amortized at the end of the 1998 fiscal year.

Selling and marketing expenses decreased from CDN $434,374 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $91,724 a decrease of CDN $342,650. The decrease is due primarily to decrease in product advertising and promotion and a reduction in non-essential staff, as well as the reduced costs associated with the Company's new selling and marketing focus.

Research and development expenses decreased from CDN $180,413 for the quarter ended December 31, 1997 in the comparable period in 1998, to CDN $78,682 a decrease of CDN $101,731. The decrease is due primarily to management's continued reduction in non-essential expenses.

YEAR 2000

In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Based upon the foregoing, PeakSoft does not believe it necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

PeakSoft does not believe that its computer systems require remediation to render them Y2K compliant.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage and are being marketed as being Y2K compliant.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
   PeakSoft Multinet Corp.
   1801 Roerder, Suite 144
   Bellingham, Washington 98225
   USA
   Tel  (360) 752-1100
   Fax (360) 752-1110

   http://www.peak.com

INVESTOR INFORMATION
   (888) 377-7325

STOCK LISTING
     PeakSoft Multinet Corp. common stock is traded on the Alberta Stock Exchange under the symbol "PKS" and is pending on The OTC Bulletin Board(R) (OTCBB) under the symbol "PEAFF".

AUDITOR
   K P M G
   Vancouver, B.C.

LEGAL COUNSEL
   Farris, Vaughan, Wills & Murphy
   Vancouver, B.C.

TRANSFER AGENT AND REGISTRAR
   Montreal Trust
   Calgary, Alberta

DIRECTORS                              MANAGEMENT
   Douglas Foster                         Douglas Foster
   Chairman of the Board                  President & CEO

   Donald McInnes                         Tim Metz
   Director                               Chief Operating Officer

   Peter Janssen                          Calvin Patterson
   Director                               Corporate Counsel

   Carl Conti
   Director

   William Baker
   Director